

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

>   **Re: Adit EdTech Acquisition Corp.**
>   **Amendment No. 10 to Registration Statement on Form S-4**
>   **Filed September 13, 2023**
>   **File No. 333-261880**

Dear David Shrier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 10 to Registration Statement on Form S-4 Filed September 13, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations of GRIID, page 234

1.   Please revise to ensure the amounts in your disclosures are accurate. For example, it does not appear the percentage decreases in bitcoin mining revenue for the three and six months ended June 30, 2023 compared to the prior interim periods on page 242 are accurate. We also note that the loss on contingency was incurred during the six months ended June 30, 2022, but is reported as a reconciling item to Adjusted EBITDA for the six months ended June 30, 2023 on page 255.

<u>Results of Operations for the Three and Six Months Ended June 30, 2023 and 2022</u>
<u>Revenue</u>
<u>Cryptocurrency Mining Revenue, page 242</u>

2.   We note that you continue to indicate that some days were curtailed and mining was not performed due to the decrease in the average bitcoin spot value. Please revise to indicate the average bitcoin spot value that causes you to curtail cryptocurrency mining.

<u>Griid Infrastructure LLC and Subsidiaries</u>
<u>Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries</u>
<u>Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements</u>
<u>Revenue Recognition, page F-63</u>

3.   Please note that we continue to review your revenue recognition practices and disclosures applicable to your mining operations, as well as your correspondence dated September 12, 2023, and may have further comments.

    You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kerry Shannon Burke